                                                                    EXHIBIT 99.1





                                        1



                                 INTERIM REPORT



                         3 MONTHS ENDED MARCH 31, 2002



                                 HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS

THREE MONTHS ENDED MARCH 31                                 2002          2001
                                                           ------        ------
                                                           (millions of dollars)
Total revenue ..........................................    418.7        547.7

Net earnings (loss) ....................................     (2.8)         8.6

                                                                 (dollars)

Net earnings (loss) per retractable common share .......     (0.09)        0.24



Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International", Hollinger Canadian Publishing Holdings Co. is referred to as "HCPH", and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

References to "dollars " and "$" are to Canadian dollars, "US$" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS
================================================================================


OVERVIEW

The Corporation's principal asset is its approximate 30.0% equity interest and 70.9% voting interest at March 31, 2002, in Hollinger International. Hollinger International is a leading publisher of English language newspapers in the United States, the United Kingdom and Israel. Included among the newspapers which Hollinger International owns are the Chicago Sun-Times, a large number of community newspapers in the Chicago area, The Daily Telegraph (London) and The Jerusalem Post.


CONSOLIDATED RESULTS OF OPERATIONS

The net loss in the first quarter of 2002 amounted to $2.8 million or a loss of $0.09 per retractable common share compared with net income of $8.6 million or earnings of $0.24 per retractable common share in 2001.

Sales revenue and operating income for the first quarter of 2002 were $409.1 million and $29.3 million compared with $510.8 million and $12.0 million in 2001. The reduction in sales revenue primarily results from the sales of Canadian properties in 2001 but is also due to lower sales revenue at both the U.K. Newspaper Group and Chicago Group. The improvement in year over year operating income results from improved operating results at Chicago Group, the 2001 sale of the National Post, which incurred significant operating losses in the first quarter of 2001 and the adoption on January 1, 2002 of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062 "Goodwill and Other Intangible Assets" ("Section 3062") which resulted in goodwill not being amortized subsequent to January 1, 2002. In first quarter 2001, amortization of goodwill, intangibles and circulation which is not being amortized in 2002, approximated $16.2 million. These amounts were offset by lower operating results at the U.K. Newspaper Group and the sale in 2001 of Canadian newspapers which contributed operating income in 2001. EBITDA for the first quarter of 2002 was $49.8 million compared with $48.9 million in 2001, an increase of $0.9 million.

Interest expense for the first quarter of 2002 was $35.6 million compared with $44.6 million in 2001, a reduction of $9.0 million. This reduction mainly results from lower debt levels in 2002 compared with 2001, due to a $142.0 million reduction of the Company's Bank Credit Facility in mid 2001 and an additional $38.5 million repayment in January 2002.

Investment and other income in the first quarter 2002 amounted to $9.6 million compared with $36.9 million in 2001, a decrease of $27.3 million. Investment and other income in the first quarter 2001 included interest on debentures issued by a subsidiary of CanWest Global Communications Corp. ("CanWest") and a dividend on CanWest shares. In the latter part of 2001, all of the shares were sold and participation interests were sold in respect of nearly all of the debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter 2002 when a portion of Hollinger International's long-term debt was retired. This will result in lower interest expense in the future but this benefit is not reflected in the first quarter 2002.

================================================================================


Unusual items in the first quarter 2002 amounted to a loss of $56.7 million compared with a gain of $70.0 million in 2000. Unusual items in 2002 included the cost of retiring a portion of Hollinger International's long-term debt including the premium paid for early retirement and the write-off of the unamortized deferred financing costs related to the retired debt, a gain on the dilution of the investment in Hollinger International, net gains on sales of assets and foreign exchange losses relating mainly to the substantial liquidation of Hollinger International's investment in the Canadian Newspaper Group. Unusual items in 2001 included gains and losses on sales of certain Canadian properties and a gain on the dilution of the investment in Hollinger International offset in part by a write-off of an Internet investment and duplicative start-up costs related to the new printing facility in Chicago.

Net loss in equity accounted companies in 2001 primarily included an equity accounted loss in Interactive Investor International.


U.K. NEWSPAPER GROUP

In pounds sterling, operating revenues at The Telegraph Group Limited ("Telegraph") in 2002 were (pound)86.6 million compared with (pound)98.7 million in 2001, a decrease of (pound)12.1 million or 12.2%. The decrease in Telegraph operating revenue was entirely the result of lower advertising revenue, which, in local currency, was (pound)58.9 million in 2002 compared with (pound)72.6 million in 2001, a decrease of (pound)13.7 million or 18.9%. Display advertising decreased by 24.4% and classified advertising by 21.4% year over year. All classified advertising categories saw decreased revenues except real estate where revenue increased year over year by 6.7%. Recruitment revenues were down 42.3% year over year.

Telegraph circulation revenue, in local currency, was (pound)23.8 million in 2002 compared with (pound)22.7 million in 2001, an increase of (pound)1.1 million or 4.7%. The revenue increase reflects the increase to the price of The Daily Telegraph implemented in September 2001.

Telegraph newsprint costs for the first quarter 2002, in local currency, were (pound)14.2 million compared with (pound)17.6 million in 2001, a decrease of (pound)3.4 million or 19.7%. The decrease results from an 11.4% reduction in consumption due to lower pagination as a result of lower advertising revenue, and a 9.5% reduction in the average price per tonne of newsprint.

Telegraph compensation costs for the first quarter 2002, in local currency, were (pound)15.5 million compared with (pound)16.2 million in 2001, a decrease of (pound)0.7 million or 4.7%. Lower compensation costs in 2002 resulted primarily from reduced staff levels, mainly in editorial.

Locally reported other operating expenses improved 5.7% quarter over quarter. The lower costs result from savings in most areas but particularly distribution, editorial and marketing.

Operating income in 2002 was $35.5 million compared with $43.6 million in 2001, a decrease of $8.1 million which was primarily the result of lower advertising revenue offset by savings in newsprint,

================================================================================


compensation and other operating expenses, and the cessation under Section 3062 of the capitalization of costs incurred to increase long-term readership (betterments).

Operating income in 2001 of $43.6 million is after deduction of $6.6 million of amortization of goodwill, circulation and other intangibles. As a result of the adoption of Section 3062 in effect from January 1, 2002, goodwill was not amortized in 2002.

The ABC net circulation figure for The Daily Telegraph for the period October, 2001 to March, 2002 was 1,009,499, almost 300,000 ahead of its nearest competitor The Times. The Daily Telegraph sold an average of 1,002,225 copies during March 2002. The ABC net circulation figure for The Sunday Telegraph for the period October, 2001 to March, 2002 was 797,125. The Sunday Telegraph sold an average of 786,736 copies during March 2002.

The ABC weekly circulation figure for The Spectator for the period July to December, 2001 was 61,671 compared to 59,831 for the same period in 2000, an increase of over 3%.

The successful re-introduction of compulsory user registration took place for telegraph.co.uk during the first quarter of 2002. As at the end of March, total registrations were approaching 500,000.

The online subscription based Crossword Society was launched in March with promising results in terms of user uptake and revenues generated. In addition, e-commerce revenues from other areas of the site (including Travel and Fantasy Football) performed strongly.

The Enterprise Dept finished the first quarter 8% ahead of budget with strong performances in the financial services, travel and gardening areas. This quarter also saw the successful launch of Your Money magazine. This is published under a licence from Haymarket to the Telegraph, building on our dominance in the personal finance sector in the newspaper market. The magazine will be published six times a year.


CHICAGO GROUP

Sales revenue for the Chicago Group was US$104.7 million in first quarter 2002 compared with US$108.1 million in 2001, a decrease of US$3.4 million or 3.1%. Advertising revenue in first quarter 2002 was US$79.4 million compared with US$81.2 million in 2001, a decrease of US$1.8 million or 2.2%. Advertising revenue at Chicago Sun-Times increased US$0.9 million or 2.2% in 2002 compared with 2001 primarily as a result of increased retail and national advertising offset by lower classified advertising. Increased advertising revenue at Chicago Sun-Times was more than offset by lower advertising revenue, mainly classified, at the other Chicago Group operations.

Circulation revenue in 2002 was US$22.9 million compared with US$23.5 million in 2001, a decrease of US$0.6 million or 2.6%. The decrease was primarily at Chicago Sun-Times and results almost entirely

================================================================================


from price discounting. However, the Chicago Sun-Times average daily circulation in the first quarter 2002 was approximately 1,900 higher than the 480,818 average daily circulation in the first quarter 2001. Printing and other revenue was US$2.5 million in 2002 compared with US$3.4 million in 2001, a decrease of US$0.9 million.

Newsprint expense was down US$2.1 million or 11.1% in the quarter. Total newsprint consumption in the quarter was comparable to first quarter 2001, but the average cost per tonne of newsprint in 2002 was approximately 10.0% lower than in the first quarter 2001. Compensation costs in 2002 were US$43.1 million compared with US$46.6 million in 2001, a decrease of US$3.5 million or 7.5%. The decrease primarily resulted from staff reductions which took effect during 2001. Locally reported other operating costs were US$4.3 million lower in 2002 than in 2001 resulting from general cost reductions across all areas. Amortization in 2002 amounted to $1.5 million compared to $7.3 million in 2001, a reduction of $5.8 million. The reduction primarily results from the adoption, effective January 1, 2002, of Section 3062 which resulted in goodwill not being amortized in 2002.

Operating income in the first quarter 2002 totalled $9.1 million compared with an operating loss of $3.7 million in 2001, an increase of $12.8 million. The increase results from lower newsprint, compensation and other operating costs and reduced amortization resulting from the adoption of Section 3062, offset in part by lower sales revenue.


CANADIAN NEWSPAPER GROUP

Sales revenue in the Canadian Newspaper Group in first quarter 2002 was $24.7 million compared with $106.1 million in 2001. The operating loss was $2.7 million in first quarter 2002 compared with $21.1 million in 2001. The results for 2001 included UniMedia Company, the National Post and other Canadian newspaper properties, all of which were sold during 2001. These sales of newspapers accounted for the majority of the decrease in year over year sales revenue. The reduction in year over year operating loss also results from the sales of properties since the 2001 operating loss included the results of the National Post which reported an operating loss of $22.7 million in first quarter 2001.

On a same store basis, sales revenue and operating income of the remaining operations were $24.3 million and a loss of $2.4 million in first quarter 2002 compared with $26.2 million and a loss of $2.1 million in 2001. Included in the $2.4 million operating loss in 2002 is a $1.9 million expense in respect of employee benefit costs of retired former Southam employees. The 2001 same store operating loss is after deducting $0.6 million in respect of amortization which under Section 3062 was not incurred in 2002.

================================================================================


COMMUNITY GROUP

Sales revenue and operating income for the Community Group was $5.1 million and a loss of $1.9 million in the first quarter 2002 compared with $7.5 million and a loss of $2.0 million in 2001. The results for 2001 includes one U.S. Community Group newspaper which was sold in August 2001. This newspaper had operating income of US$0.3 million and an operating loss of US$0.2 million in the first quarter 2001. In addition, $0.3 million of amortization at the Jerusalem Post in 2001 was not incurred in 2002 as a result of Section 3062.


LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

Working capital consists of current assets less current liabilities. At March 31, 2002 working capital, excluding debt obligations, was a deficiency of $328.3 million compared to working capital of $140.2 million at December 31, 2001. Current assets were $674.1 million at March 31, 2002 and $1,203.5 million at December 31, 2001. Current liabilities, excluding debt obligations, but including bank indebtedness, were $1,002.4 million at March 31, 2002 compared with $1,063.3 million at December 31, 2001. The $468.5 million reduction in working capital from December 31, 2001 to March 31, 2002 results primarily from US$316.7 million of cash and cash equivalents being used to retire some of Hollinger International's long-term debt.

The Company's bank indebtedness has been reduced to $90.0 million during January 2002 using proceeds from the sale of 2,000,000 Class A common shares of Hollinger International. The Company's credit facility will mature on May 30, 2002. The Company is presently negotiating an amendment and restatement of this credit facility which will extend the maturity date and amend certain other provisions of the agreement. The facility is repayable in full on demand.

The Company is an international holding company and its assets consist solely of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations is dependent upon the availability of cash flows from its United States and foreign subsidiaries through dividends, intercompany advances, management fees and other payments. Similarly, the Company's ability to pay dividends on its retractable common shares and its preferred stock may be limited as a result of its dependence upon the distribution of earnings of its subsidiaries and affiliated companies. The Company's subsidiaries and affiliated companies are under no obligation to pay dividends and, in the case of Hollinger International Publishing Inc.'s ("Publishing") and its principal United States and foreign subsidiaries, are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the shares of the subsidiaries of the Company have been pledged to lenders of the Company and Hollinger International. The Company's and Hollinger International's right to participate in the distribution of assets of any subsidiary or affiliated company upon

================================================================================


its liquidation or reorganization would be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company. As at March 31, 2002, Hollinger International did not meet a financial test set out in the trust indentures for Publishing's Senior Subordinated Notes. As a result, until and unless the test is met in the future, Publishing and its subsidiaries will be unable to make restricted investments, make advances, pay dividends or make other distributions to Hollinger International. Meeting the test will depend on improvements in future income. Hollinger International currently has sufficient cash to meet its current anticipated cash obligations.


DEBT

Long-term debt, including the current portion, was $904.2 million at March 31, 2002 compared with $1,364.7 million at December 31, 2001.

During the first quarter of 2002, Hollinger International retired US$291.3 million principal amount of Senior and Senior Subordinated Notes.


CASH FLOWS

Cash flows provided by operating activities were $4.5 million in the first quarter of 2002, compared with cash flows used in operating activities of $17.0 million in 2001, an improvement of $21.5 million. The improvement in cash flows provided by operating activities compared with 2001 primarily results from lower cash interest expense and lower interest on Hollinger International's total return equity swap which is disclosed as minority interest, as well as other improvements in cash operating results.

Cash flows provided by investing activities were $38.8 million in 2002 and $58.6 million in 2001. The cash flows provided by investing activities in 2001 resulted primarily from the sale of UniMedia Company offset, in part, by capital expenditures and additions to investments.

Cash flows used in financing activities were $513.8 million in 2002 and cash flows provided by financing activities were $61.5 million in 2001. The cash flows used in financing activities in 2002 included cash dividends paid of $4.8 million and distributions to minority interests in Hollinger LP of $9.6 million and the repayment of US$291.3 million of long-term debt primarily from available cash balances.


CONSOLIDATED FINANCIAL POSITION

During the first quarter of 2002, 48 retractable common shares were retracted for cash of $7.50 per share. In addition, 11,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $93,000.

================================================================================


As at May 20, 2002, the issued shares and options to purchase retractable common shares of the Company were as follows:

Preference shares                  Retractable common shares             Options
-----------------                  -------------------------             -------
 4,755,979 Series II               32,068,889                            913,000
10,147,225 Series lll


The retraction price of the outstanding retractable common shares of the Company as of April 11, 2002 was $9.50 per share.


GENERAL

Other than operating information for the first quarter discussed above, there have been no significant matters or changes affecting the Company since its Management's Discussion and Analysis for the year ended December 31, 2001 which was completed in March 2002.


DIVIDENDS

A regular quarterly dividend of 15(cent) per retractable common share has been declared payable on June 10, 2002 to shareholders of record on May 25, 2002.

SCHEDULE OF SEGMENTED EARNINGS

(not audited)
-----------------------------------------------------------------------------------------------------------------
(in thousands of dollars)
                                                               U.K.       CANADIAN     CORPORATE
                                   CHICAGO     COMMUNITY    NEWSPAPER    NEWSPAPER        AND        CONSOLIDATED
                                    GROUP        GROUP        GROUP        GROUP         OTHER       TOTAL
                                 --------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED MARCH 31, 2002
                                 --------------------------------------------------------------------------------
Sales revenue ................   $  166,984   $    5,142    $  212,223   $   24,693    $       12     $  409,054
Cost of sales and expenses ...      149,830        6,461       166,385       26,973         9,634        359,283
                                 ----------   ----------    ----------   ----------    ----------     ----------
Sales revenue less cost of
   sales and expenses ........       17,154       (1,319)       45,838       (2,280)       (9,622)        49,771
Depreciation and amortization         8,047          575        10,332          451         1,063         20,468
                                 ----------   ----------    ----------   ----------    ----------     ----------
Operating income (loss) ......   $    9,107   $   (1,894)   $   35,506   $   (2,731)   $  (10,685)    $   29,303
                                 ----------   ----------    ----------   ----------    ----------     ----------
Total assets .................   $  878,424   $   86,144    $1,108,902   $  367,324    $  430,665     $2,871,459
                                 ==========   ==========    ==========   ==========    ==========     ==========
Expenditures on capital assets   $    3,825   $    3,278    $    1,842   $      687    $       22     $    9,654
                                 ==========   ==========    ==========   ==========    ==========     ==========

                                                       THREE MONTHS ENDED MARCH 31, 2001
                                 --------------------------------------------------------------------------------
Sales revenue ................   $  165,284   $    7,492    $  231,883   $  106,149    $        6     $  510,814
Cost of sales and expenses ...      155,628        8,704       172,958      120,837         3,773        461,900
                                 ----------   ----------    ----------   ----------    ----------     ----------
Sales revenue less cost of
   sales and expenses ........        9,656       (1,212)       58,925      (14,688)       (3,767)        48,914
Depreciation and amortization        13,402          755        15,278        6,427         1,084         36,946
                                 ----------   ----------    ----------   ----------    ----------     ----------
Operating income (loss) ......   $   (3,746)  $   (1,967)   $   43,647   $  (21,115)   $   (4,851)    $   11,968
                                 ----------   ----------    ----------   ----------    ----------     ----------
Total assets .................   $  979,836   $   50,789    $1,242,612   $1,494,895    $  997,346     $4,765,478
                                 ==========   ==========    ==========   ==========    ==========     ==========
Expenditures on capital assets   $    7,673   $      409    $   18,193   $    1,630    $      224     $   28,129
                                 ==========   ==========    ==========   ==========    ==========     ==========


NOTE

1.   Corporate and Other includes operating results of miscellaneous operations.

MARKET VALUE INFORMATION
BALANCE SHEET

--------------------------------------------------------------------------------
(in thousands of dollars except where noted)
                                                      MARCH 31      DECEMBER 31
                                                        2002           2001
                                                    -------------  -------------
                                                    (not audited)
ASSETS
Investment in Hollinger International ..........     $   616,688    $   587,984
Other investments ..............................          14,009         13,853
Other assets ...................................          22,462         22,773
                                                     -----------    -----------
                                                     $   653,159    $   624,610
                                                     -----------    -----------
LIABILITIES
Exchangeable shares ............................     $   153,016    $   147,472
Other liabilities ..............................         196,758        236,356
                                                     -----------    -----------
                                                         349,774        383,828
                                                     -----------    -----------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock ..................................         271,774        271,774
Net unrealized decline in investments ..........          (2,296)       (59,770)
Net unrealized decrease in liabilities .........             573          6,225
Retained earnings ..............................          33,334         22,553
                                                     -----------    -----------
                                                         303,385        240,782
                                                     -----------    -----------
                                                     $   653,159    $   624,610
                                                     ===========    ===========

RETRACTABLE COMMON SHARES OUTSTANDING ..........      32,068,889     32,068,937
                                                     ===========    ===========

NET ASSET VALUE PER RETRACTABLE COMMON SHARE ...     $      9.46    $      7.51
                                                     ===========    ===========

STATEMENT OF INCOME AND EXPENSES

(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)
                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                     --------------------------
                                                        2002           2001
                                                     -----------    -----------
INCOME
Dividends ......................................     $     6,876    $    11,191
Interest and other .............................           6,741          4,933
Net management fees ............................             175          2,850
                                                     -----------    -----------
                                                          13,792         18,974
                                                     -----------    -----------
EXPENSES
Administrative and other expenses ..............           1,233          5,105
Interest expense ...............................           5,046          8,112
                                                     -----------    -----------
                                                           6,279         13,217
                                                     -----------    -----------

Income before the undernoted ...................           7,513          5,757
Unusual items ..................................             (56)            57
Income tax expense .............................            (348)          (541)
                                                     -----------    -----------
Net income for the period ......................     $     7,109    $     5,273
                                                     ===========    ===========

EARNINGS PER RETRACTABLE COMMON SHARE ..........     $      0.22    $      0.15
                                                     ===========    ===========

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
(in thousands of dollars)
                                                       MARCH 31     DECEMBER 31
                                                         2002           2001
                                                    -------------  -------------
                                                    (not audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents .........................  $   266,679    $   806,347
Accounts receivable ...............................      387,610        360,619
Inventory .........................................       19,778         36,506
                                                     -----------    -----------
                                                         674,067      1,203,472

Investments .......................................      271,082        267,173
Capital assets ....................................      645,077      1,922,527
Goodwill ..........................................    1,167,720        162,129
Non-compete agreements ............................       10,718         12,195
Deferred financing costs and other assets .........      102,795        122,063
                                                     -----------    -----------
                                                     $ 2,871,459    $ 3,689,559
                                                     ===========    ===========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness .................................  $    90,015    $   129,475
Accounts payable and accrued expenses .............      413,800        469,990
Income taxes payable ..............................      498,602        463,853
Current portion of long-term debt .................       10,455         10,020
                                                     -----------    -----------
                                                       1,012,872      1,073,338

LONG-TERM DEBT ....................................      893,706      1,354,708
EXCHANGEABLE SHARES ...............................      153,016        147,472
Deferred unrealized gain on exchangeable shares ...        2,016          7,670
Future income taxes ...............................      189,420        486,937
                                                     -----------    -----------
                                                       2,251,030      3,070,125
                                                     -----------    -----------

MINORITY INTEREST AND DEFERRED CREDITS ............      880,073        882,904
                                                     -----------    -----------

SHAREHOLDERS' EQUITY
Capital stock .....................................      271,774        271,774
Deficit ...........................................     (492,926)      (485,313)
                                                     -----------    -----------
                                                        (221,152)      (213,539)
Equity adjustment from foreign currency translation      (38,492)       (49,931)
                                                     -----------    -----------
                                                        (259,644)      (263,470)
                                                     -----------    -----------
                                                     $ 2,871,459    $ 3,689,559
                                                     ===========    ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)
                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                     ---------------------------
                                                         2002           2001
                                                     -----------    -----------
REVENUE
Sales .............................................  $   409,054    $   510,814
Investment and other income .......................        9,646         36,910
                                                     -----------    -----------
                                                         418,700        547,724
                                                     -----------    -----------
EXPENSES
Cost of sales and expenses ........................      359,283        461,900
Depreciation and amortization .....................       20,468         36,946
Interest expense ..................................       35,618         44,624
                                                     -----------    -----------
                                                         415,369        543,470
                                                     -----------    -----------
NET LOSS IN EQUITY ACCOUNTED
COMPANIES .........................................         (163)        (4,265)
                                                     -----------    -----------

NET FOREIGN CURRENCY LOSSES .......................       (1,629)        (4,872)
                                                     -----------    -----------

EARNINGS (LOSS) BEFORE THE UNDERNOTED .............        1,539         (4,883)
Unusual items .....................................      (56,695)        69,988
Income taxes ......................................       33,577        (20,701)
Minority interest .................................       18,776        (35,802)

NET EARNINGS (LOSS) ...............................  $    (2,803)   $     8,602
                                                     ===========    ===========

                                                             (dollars)
NET EARNINGS (LOSS) PER RETRACTABLE COMMON SHARE
  Basic ...........................................  $     (0.09)   $      0.24
                                                     -----------    -----------

  Diluted .........................................  $     (0.09)   $      0.23
                                                     -----------    -----------


CONSOLIDATED STATEMENTS OF DEFICIT

--------------------------------------------------------------------------------
(in thousands of dollars)
                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                     ---------------------------
                                                         2002           2001
                                                     -----------    -----------
DEFICIT AT BEGINNING OF PERIOD ..................... $  (485,313)  $   (310,988)
Net earnings .......................................      (2,803)         8,602
                                                     -----------   ------------
                                                        (488,116)      (302,386)
Dividends - retractable common shares ..............      (4,810)        (5,452)
Premium on retraction of retractable common shares .         (--)        (7,368)
                                                     -----------   ------------

DEFICIT AT END OF PERIOD ........................... $  (492,926)   $  (315,206)
                                                     ===========    ===========

See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)
                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                     ---------------------------
                                                         2002           2001
                                                     -----------    -----------
CASH PROVIDED BY (USED IN):
OPERATIONS
Net earnings (loss) ................................ $    (2,803)   $     8,602
Unusual items ......................................      56,695        (69,988)
   Current income taxes related to unusual items ...       2,966         23,696
Items not involving cash:
   Depreciation and amortization ...................      20,468         36,946
   Future income taxes .............................     (53,501)       (19,575)
   Net loss in equity accounted companies, net
      of dividends received ........................         163          4,265
   Minority interest ...............................     (20,866)        25,149
   Non-cash interest income ........................      (1,983)       (25,521)
   Other ...........................................       3,380           (525)
                                                     -----------    -----------

CASH FLOW PROVIDED BY OPERATIONS ...................       4,519        (16,951)

Change in non-cash operating working capital .......     (30,384)       (69,426)
Cash used for discontinued operations ..............        (380)          (336)
Other costs ........................................     (37,199)        (5,091)
                                                     -----------    -----------
                                                         (63,444)       (91,804)
                                                     -----------    -----------
FINANCING
Redemption and cancellation of capital stock .......          --           (119)
Redemption and cancellation of exchangeable shares .         (93)          (265)
Issue of common shares of subsidiaries .............         698          3,780
Increase (decrease) in long-term debt and deferred
   liabilities .....................................    (500,055)        89,157
Dividends ..........................................      (4,810)        (5,452)
Dividends and distributions paid to minority
   interests .......................................      (9,563)       (25,576)
                                                     -----------    -----------
                                                        (513,823)        61,525
                                                     -----------    -----------

                                                         THREE MONTHS ENDED
                                                              MARCH 31
                                                     ---------------------------
                                                         2002           2001
                                                     -----------    -----------
INVESTMENT
Proceeds on disposal of fixed assets ...............      15,948              6
Additions to fixed assets and assets under capital
   leases ..........................................      (9,654)       (15,248)
Additions to investments ...........................      (9,412)       (35,337)
Proceeds on disposal of investments ................       2,455          1,802
Additions to circulation ...........................          --        (12,881)
(Increase) decrease in goodwill and other assets ...         848         (2,675)
Proceeds on sale of investment in subsidiary .......      38,638             --
Proceeds on disposal of newspaper operations .......          --        122,907
                                                     -----------    -----------
                                                          38,823         58,574
                                                     -----------    -----------

Effect of exchange rate changes on cash ............      (1,224)         2,533

INCREASE (DECREASE) IN CASH POSITION ...............    (539,668)        30,828
CASH AT BEGINNING OF PERIOD ........................     806,347        233,916
                                                     -----------    -----------
CASH AT END OF PERIOD .............................. $   266,679    $   264,744
                                                     ===========    ===========

Supplemental disclosure of investing and financing
   activities
      Interest paid ................................ $   60,734     $    63,183
      Income taxes paid ............................ $    5,076     $    37,823

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the first quarter of 2002, the Company adopted the following principles:


(a)  Goodwill and Other intangible assets:

Effective January 1, 2002, the Company adopted CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of Handbook Section 1581, "Business Combinations" ("Section 1581"). The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, Section 3062 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

As of the date of adoption of Section 3062 and certain transitional provisions of Section 1581, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has made the necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill. Amounts previously ascribed to circulation, including costs capitalized to increase long-term readership and certain other intangible assets have now been reclassified to goodwill effective January 1, 2002.

In connection with the Section 3062 transitional impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment will be recognized as of January 1, 2002 as an adjustment to retained earnings as at January 1, 2002. Because of the extensive effort needed to comply with Section 3062, the Company has not yet determined the impact of this goodwill impairment assessment on its consolidated financial statements.

Effective January 1, 2002, the Company had unamortized goodwill in the amount of $1,168 million, which is no longer being amortized. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statement of earnings for the three months ended March 31, 2001, the impact of the change, in respect of goodwill, intangible assets and circulation not being amortized, would be as follows:

                                                              THREE MONTHS ENDED
                                                                 MARCH 31 2001
                                                                (in thousands)
--------------------------------------------------------------------------------
Net earnings - as reported .................................       $  8,602
                                                                   --------
Add: goodwill, intangible assets  and circulation
   amortization, net of tax and minority interest...........       $  5,289
                                                                   --------
Adjusted net earnings ......................................       $ 13,891
                                                                   --------
Basic earnings per share - as reported .....................       $   0.24
                                                                   --------
Adjusted basic earnings per share ..........................       $   0.38
                                                                   --------
Diluted earnings per share - as reported ...................       $   0.23
                                                                   --------
Adjusted diluted earnings per share ........................       $   0.38
                                                                   --------
--------------------------------------------------------------------------------


Adjusted net earnings, noted above, reflects only the reduction in goodwill, intangible assets and circulation amortization expense and does not give effect to the impact that this change in accounting policy would have had on either the gains and losses resulting from the disposal of operations during 2001 or the amount of costs that could have been capitalized to increase long-term readership.

Goodwill as of March 31, 2002, as allocated by reportable segment is as follows:


(in thousands of dollars)
                                                  U.K.     CANADIAN     CORPORATE
                      CHICAGO    COMMUNITY     NEWSPAPER   NEWSPAPER       AND       CONSOLIDATED
                       GROUP       GROUP         GROUP       GROUP        OTHER          TOTAL
-------------------------------------------------------------------------------------------------
Goodwill.........   $  388,017   $   26,637   $  625,701   $   70,334   $   57,031    $1,167,720
-------------------------------------------------------------------------------------------------


The Company's amortized intangible assets consist of non-competition agreements with former owners of acquired newspapers which are amortized using the straight-line method over the term of the respective non-competition agreements.

The components of amortizable intangible assets are as follows:

                                 GROSS CARRYING AMOUNT   ACCUMULATED AMORTIZATION   NET BOOK VALUE
--------------------------------------------------------------------------------------------------
Amortizable Intangible Assets:
   Non-competition agreements...        $18,352                   $ 7,634               $10,718
--------------------------------------------------------------------------------------------------


Amortization of non-competition agreements for the three months ended March 31, 2002 and 2001 was $1,495,000 and $1,439,000, respectively.

There were no significant changes in the carrying amount of goodwill or non-competition agreements during the three months ended March 31, 2002.

Since, effective January 1, 2002, the asset previously described as circulation no longer meets the criteria to be recognized and reported apart from goodwill, the Company no longer capitalizes the costs incurred to increase long-term readership previously capitalized as circulation.


(b)  Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to account for all stock-based payments to non-employees, including employees of Ravelston Corporation Limited ("Ravelston"), and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock options granted to employees of Ravelston, the parent company, are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend in kind in the Company's financial statements with no resulting impact on the Company's net earnings. The Company has not made any stock-based payments to non-employees, other than employees of Ravelston, or made awards to employees that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments since the adoption of
Section 3870.

The Company accounts for its stock-based payments to employees as capital transactions. No compensation cost is recorded, while the consideration paid by employees on the exercise of stock options is recorded as share capital.

Section 3870 was applied prospectively to all stock-based payments to employees of Ravelston granted on or after January 1, 2002. There is no impact of adoption of this standard on the Company's financial statements for the first quarter of 2002.

(c)  Foreign Currency

Effective January 1, 2002, the Company adopted on a retroactive basis, the amended CICA Handbook Section 1650, "Foreign Currency Translation" ("Section 1650"), which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items denominated in foreign currencies, with a fixed or ascertainable life. There was no impact on the Company upon adoption of this standard as at January 1, 2002 or any period presented. As a result of the substantial liquidation of Hollinger International's net investment in the Canadian Newspaper Group, foreign exchange losses of $21.2 million previously deferred as a component of shareholders' equity have been included in unusual items for the quarter.


2.   EXCHANGEABLE SHARES

                                                               MARCH 31, 2002    DECEMBER 31, 2001
                                                               --------------    -----------------
5,355,979 Series II preference shares (2001, 5,366,979)......     $ 51,544            $ 46,000

10,147,225 Series III preference shares (2001, 10,147,225)...      101,472             101,472
                                                                  --------            --------
                                                                  $153,016            $147,472
                                                                  ========            ========


During the period ended March 31, 2002, a total of 11,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $93,000.


3.   CAPITAL STOCK

                                                               MARCH 31, 2002    DECEMBER 31, 2001
                                                               --------------    -----------------
Issued and fully paid

Preference shares

5,355,979 Series II (2001, 5,366,979)........................     $     --            $     --

10,147,225 Series III (2001, 10,147,225).....................           --                  --

Retractable common shares 32,068,889 (2001, 32,068,937)......      271,774             271,774
                                                                  --------            --------
                                                                  $271,774            $271,774
                                                                  ========            ========


During the period ended March 31, 2002, 48 retractable common shares were retracted for cash of $7.50 per share.


TRANSFER AGENTS AND REGISTRARS                              MAJOR ELECTRONIC WEB SITES
Retractable Common Shares and Series II and                 Hollinger International http://www.hollinger.com
III Preference Shares:
                                                            Telegraph               http://www.telegraph.co.uk
Computershare Trust Company of Canada,Toronto
                                                                                    http://www.dailytelegraph.com
STOCK EXCHANGE LISTINGS                                                             http://www.sundaytelegraph.com
The Retractable Common Shares are listed on The                                     http://www.spectator.com
Toronto Stock Exchange (stock symbol HLG.C)
                                                                                    http://www.handbag.com
The Series II and III Preference Shares are listed on
                                                            Chicago Sun-Times       http://www.suntimes.com
The Toronto Stock Exchange (stock symbols
HLG.PR.B and HLG.PR.C, respectively).                       Chicago Network         http://www.chicago-news.com
                                                            Jerusalem Post          http://jpost.co.il
INVESTOR INFORMATION
Holders of the Company's securities and other
interested parties seeking information about
the Company should communicate with the
Executive Vice-President and Chief Financial Officer,
at 10 Toronto Street, Toronto, Ontario M5C 2B7,
Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION
For information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:
Computershare Trust Company of Canada
Tel: (416) 981-9633 or 1-800-663-9097 (toll free in
Canada and U.S.) Fax: (416) 981-9507
e-mail: caseregistryinfo@computershare.com



                                 HOLLINGER INC.
                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                   General Enquiries:Telephone (416) 363-8721
                               Fax: (416) 364-2088